Via Facsimile and U.S. Mail
Mail Stop 6010

May 4, 2006

Mr. Michael W. Bell
Executive Vice President and CFO
Cigna Corporation
Two Liberty Place
Philadelphia, Pennsylvania

> Re: **Cigna Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 23, 2006**
> **File No. 1-08323**

Dear Mr. Bell:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis
Critical Accounting Estimates, page 26

1. We believe your disclosure regarding health care medical claims payable could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Please provide us in disclosure-type format the following:

    a. Discuss how each of your key assumptions in developing the healthcare medical claims payable has changed historically over the periods presented.

b. Discuss how management has adjusted each of the key assumptions used in calculating the current year liability given their historical changes or given current trends observed. This discussion should explain how what has happened to the key assumptions in the past has been considered by management in determining current key assumptions.

c. Include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumptions used would have on the December 31, 2005 health care medical claims liabilities and future operations. Merely applying a hypothetical percentage to your assumed medical cost trend and stating the impact it would have on those liabilities does not appear to accomplish this objective.

d. Because IBNR estimates are more imprecise, please provide the amount of IBNR separately from claims reported.

Consolidated Statement of Cash Flows, page 53

2. We do not believe it is appropriate to include discontinued operations within one line item on the Statements of Cash Flows. Please refer to the Center for Public Company Audit Firms Alert numbers 90 and 98 at www.aicpa.org/CPCAF and confirm how you intend to comply with the guidance.

Note 5- Health Care Medical Claims Payable, page 62

3. Please provide, in disclosure type format, specific reasons for the favorable development in prior years reserves for the years ended December 31, 2005 and 2004. Clarify what you mean by "Thus, only when the release of a prior year reserve is not offset with the same level of conservatism in estimating the current year reserve will a net reduction in medial claims expense for the current year occur." Also, clarify what you mean by "only adjustments to medical costs incurred associated with accounts in deficit affect net income."

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant